BARNETT & LINN
ATTORNEYS AT LAW
23945 Calabasas Road, Suite 115 • Calabasas, CA 91302
www.barnettandlinn.com
WILLIAM B. BARNETT		TELEPHONE: 818-436-6410
Attorney/Principal		FACSIMILE: 818-223-8303
wbarnett@wbarnettlaw.com

June 25, 2012

Division of Corporation Finance

SECURITIES AND EXCHANGE COMMISSION

100 F Street NE

Washington D.C.  20549

Attn:

Mara L. Ransom, Asst. Director

Chris Chase, Staff Attorney

Andrew Mew, Accounting Branch Chief

Scott Stringer, Staff Accountant

Re:

Barrier 4, Inc. (“Registrant”)

Amendment No. 2 to Registration Statement on Form S-1

Filed on May 4, 2012

File No.  333-181147

Gentlepersons:

The Registrant hereby files its Amendment No. 2 to Registration Statement on Form S-1 (“Amendment No. 1”).  The Amendment No. 2 has been revised in accordance with the Commission’s June 21, 2012 comment letter (“Comment Letter”).

To assist the staff in its review of Registrants responses, we have provided a copy of Amendment No. 2 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

Risk Factors, page 9

1.

In accordance with your comment we have added a risk factor on page 14 relating to the   delivery schedule of the product.

Barrier 4 will be dependent on its manufacturer…., page 12

2.

In response to your comment we have revised the disclosure in this Risk Factor on pages 13 and 14 relating to mPact as a competitor of the registrant.

Northern California Office
1478 Stone Point Drive, Suite 400 • Roseville, CA 95661 • TELEPHONE: 916-782-4404 • FACSIMILE: 916-788-2850
- An Association of Law Firms -

Re:

June 25, 2012

Barrier 4, Inc. (Registrant)

Management’s Discussion and Analysis of Financial Condition, page 21

General Overview. page 21

Product Function, page 22

3.

In accordance with your comment we have revised and clarified disclosure on pages 23 and 31 relating to the shipment of product by the registrant to its customers and not by mPact.

4.

In accordance with your comment we have revised the disclosure on page 27 and elsewhere for consistency regarding the shipment of product.

Undertakings, page 41

5.

In accordance with your comment we have conformed our Undertakings with the language set forth in Item 512 of Regulation S-K.

Exhibit 5.1 Legal Opinion of Barnett & Linn

6.

In accordance with your comment we have include a revised signed copy of the Legal Opinion as Exhibit 5.1 to the registration statement filed herewith.

Enclosed with this response is a letter from the President of the Registrant acknowledging, among other things, the Registrant’s responsibility for the adequacy and accuracy of the disclosure in this filing.

We believe that we have responded to all of your comments fairly and reasonably.  Therefore, we respectively concur with the Registrant’s request that Amendment No. 2 to the Registration Statement be declared effective at 12:00 p.m., Washington, D.C. time, on Monday, July 2, 2012 or as soon thereafter as practical.  Please contact the undersigned as soon as possible should you have any further questions or comments.

Thank you in advance for your courtesies and cooperation.

Very truly yours,

BARNETT & LINN

William B. Barnett

WBB: scc

cc/ Mrs. Scarpello, President & CEO